UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                                13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2004

                          EXCEL MARITIME CARRIERS LTD.
       -----------------------------------------------------------------
                 (Translation of registrant's name into English)

        Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX Bermuda
       -----------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes [_]    No [_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]


     The following is the text of the semi-annual report of the Company for the period ending June 30, 2004:


GENERAL

We, Excel Maritime Carriers Ltd., are listed on the American Stock Exchange (ticker: EXM). We are an owner and operator of dry bulk carriers and a provider of worldwide sea borne transportation services for dry bulk cargo. The company was incorporated in 1988 under the laws of Liberia. The business strategy is to expand and diversify the fleet to achieve economies of scale and marketing strength in each of the dry bulk carrier sectors in which the Company operates. The Company may expand its' presence in the dry bulk carrier sector and in accordance with this strategy intends to purchase additional second-hand vessels as market conditions warrant.

     For the 6-months period ended June, 30 2004 and throughout 2003 we owned and operated 5 dry bulk vessels.


NAME             TYPE               DWT       BUILT   COUNTRY   YARD

Fighting Lady    Capesize Bulker    146,313    1983   Korea      Hyundai
Almar I          Capesize Bulker    107,140    1979   Japan      IHI
Lady             Handysize Bulker    41,090    1985   Japan      Oshima
Petalis          Handysize Bulker    35,982    1975   Japan      Osaka
Lucky Lady       Handysize Bulker    27,422    1975   Japan      Hakodate
Total                               357,947


                          EXCEL MARITIME CARRIERS LTD.
                           CONSOLIDATED BALANCE SHEETS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004
                      AND FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003 EXPRESSED IN THOUSANDS OF US DOLLARS

                                                                                      Dec. 31,
                                                    June 30, 2003  June 30, 2004          2003
                                                        Unaudited      Unaudited       Audited
                                                        ---------      ---------       -------
Assets
Current Assets
Cash and cash equivalents                                   1,183         20,379         4,258
Restricted cash                                               222            785           614
Accounts receivable:
Trade                                                       1,209          1,072           678
Other                                                          66            220           236
Prepaid expenses and other                                    278            438           141
Inventories                                                   957            497           512
Total Current Assets                                        3,915         23,391         6,439

Fixed Assets
Vessels at cost                                            18,612         18,612        18,612
Less: Accumulated depreciation                             (2,520)        (3,507)       (3,017)
Total fixed assets

Goodwill                                                      400            400           400
Deferred charges, net                                       1,515          1,820         1,649
Other non current assets                                    1,915          2,220         2,049

Total Assets                                               21,922         40,716        24,083

Liabilities and Shareholders Equity
Current Liabilities
Current portion of long term debt                           2,460          2,140         2,300
Trade accounts payable                                        873            707           874
Other accounts payable                                         70            836            60
Unearned revenue                                                0            224             0
Accrued liabilities                                           500            683           887
Total Current Liabilities                                   3,903          4,590         4,121
Long Term Debt,net of current portion                       8,860          4,800         5,870

Shareholders Capital and Equity
Treasury stock                                               (186)          (187)         (189)
Capital stock                                                 116            116           116
Additional paid-in capital                                 12,087         12,087        12,087
Retained earnings                                         (2,858)         19,310         2,078
Total Shareholders Equity                                   9,159         31,326        14,092
Total Liabilities & Shareholders                           21,922         40,716        24,083
Equity

                          EXCEL MARITIME CARRIERS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004
                      AND FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003 EXPRESSED IN THOUSANDS OF US DOLLARS



                                                   Consolidated    Consolidated     Consolidated
                                                  June 30, 2003   June 30, 2004    Dec. 31, 2003
                                                      Unaudited       Unaudited          Audited
                                                      ---------       ---------          -------
Revenue
Revenue from vessels                                     12,572          25,756           26,094
Commissions                                                (702)         (1,426)          (1,446)
Revenue from vessels, net                                11,870          24,330           24,648
Revenue from managing vessels                               548             705              527
Revenue from Operations                                  12,418          25,035           25,175

Expenses
Voyage expenses                                           3,477           1,988            5,866
Vessels operating expenses                                3,454           3,951            6,529
Depreciation                                                497             490              993
Amortization for d/d & s/s                                  284             373              555
General & administrative                                    717             918            1,974
Total Expenses                                            8,429           7,720           15,917

Income from operations                                    3,989          17,315            9,258

Other Income/(Expenses)
Interest and finance cots                                  (223)           (119)            (473)
Interest income                                               2              38               12
Foreign exchange (losses) / gains                          (36)              12             (58)
Other, net                                                 (23)              10             (94)
Total Other Income / (Expenses)                            (280)            (83)            (613)

Net Income                                                3,709          17,232            8,645

Earnings per share, basic & diluted                        0.32            1.49             0.75
Weighted average number of shares                    11,532,725      11,532,725       11,532,725



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

RESULTS OF OPERATIONS

Revenues from Vessels

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since voyage freights are higher than equivalent timecharter hire, as they include all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the Trading Fleet's performance. The time charter equivalent per vessel ("TCE"), which is defined as gross revenue per day less commissions and voyage costs provides a more accurate measure for comparison.

Voyage Expenses

Voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses. Therefore, voyage expenses can exhibit significant fluctuations from period to period depending on the type of charter arrangement.

Vessel Operating Expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The Company is responsible for all vessel operating expenses in voyage and time charters.

Depreciation

Vessels' acquisition cost and subsequent improvements are depreciated on a straight-line method over an estimated economic life of 28 years (from the date of construction of each vessel). In computing vessels' depreciation the estimated salvage value is also taken into consideration.


Amortization of Dry-docking and Special Survey Costs

Dry-docking and special surveys are carried out approximately every two and a half years and five years, respectively. Dry-docking and special surveys costs are deferred and amortized over the period through the date the next dry-docking or special survey becomes due.

Management Fees

Management fees consist of fixed management fees per vessel per month charged by Excel Management Ltd. for managing vessels.

Results of Operations

Six Months ended June 30, 2004 Compared to the Six Months ended June 30, 2003

Revenues from Vessels

Gross revenues (before deduction of broker's commissions and voyage expenses) were US$25.8 million for the first 6 months of 2004 compared to US$12.6 million for the first 6 months of 2003, an increase of US$13.2 million or 104.8%. This increase was the result of a 172.8% increase in the average fleet TCE rate from US$9,274 for the first 6 months of 2003 to US$25,302. The total number of fleet available days in the first 6 months of 2004 was 883, a decrease of 22 days from 905 days for the first 6 months of 2003. This was a result of the drydocking and special survey for Almar.

Voyage Expenses

Voyage Expenses were US$2.0 million for the first 6 months of 2004, a decrease of US$1.5 million or 42.8% compared to US$3.5 million in 2002. This decrease was attributable to the fleet performing more time charters during the first 6 months of 2004 compared to the first 6 months of 2003.

Vessel Operating Expenses

Vessel Operating Expenses were US$3.5 million in the first 6 months of 2004 compared to US$3.0 million in the first 6 months of 2003 an increase of US$0.5 million or 16.7%, which was a result of an increase in cost of repairs, spares and surveys. As a percentage of net revenue, operating expenses were 15.5% in the first 6 months of 2004 compared to 36.2% in the first 6 months of 2003. The decrease was a direct result of higher revenues from operations.

Depreciation and Amortization

The Depreciation and Amortization charge for the first 6 months of 2004 was US$0.9 million compared to US$0.8 million for the first 6 months of 2003. The increase is a result of higher amortisation charges of $0.1 million.

General and Administrative Expenses

General and Administrative Expenses for the first 6 months of 2004 were $0.9 million compared to $0.7 million in the first 6 months of 2003. The increase of $0.2 million reflects mainly the increased cost of conversion of US$ into Euro to cover Euro administrative expenses within Maryville Maritime Inc.

Other Income/Expenses

Other Expenses were $0.0 million in the first 6 months of 2004 compared to $0.2 in 2002. This is a result of a decrease in interest and finance costs of $0.05 million in plus gains in foreign exchange.

LIQUIDITY AND CAPITAL RESOURCES

The Company operates in a capital intensive industry which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to securing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations has historically been the main source of liquidity. Additional sources of liquidity also include proceeds from assets sales, bank indebtedness and equity contribution.

                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.


Date: August 4, 2004         by /s/ Gabriel Panayotides
                                -------------------------
                                Gabriel Panayotides
                                Chairman







02545.0001 #503800